Mail Stop 3561

September 27, 2007

Edward A. Hunton
Secretary
MIPSolutions, Inc.
128 East Fairview Avenue
Spokane, Washington 99207

> **Re: MIPSolutions, Inc.**
> **Amendment No. 3 to Form SB-2**
> **File No. 333-141927**
> **Registration Statement on Form SB-2**
> **File No. 333-146052**
> **Filed September 13, 2007**

Dear Mr. Hunton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 3

The Offering, page 3

1. We note your response to comment 1 in our letter dated August 30, 2007. In your primary offering prospectus, please omit the reference to the amount offered by the selling stockholders, and the proceeds from the exercise of the warrants. Further, in your resale prospectus, please omit the reference to the amount offered by the company and the proceeds raised from the sale by the company.

Dilution, page 8

2. Please refer to the following sentence on page 8 of the secondary offering prospectus: "Purchasers in this offering may pay $1 per share but immediately after such purchase the value of that share may be significantly reduced." We note that the offering price in your primary offering is fixed at $1.50 for the duration of the offering. Please correct this disclosure.

    The comment also applies to the following sentence on page 5 of the secondary offering prospectus: "The offer of the shares by the Company may make it more difficult for the selling shareholders to sell their shares, particularly while the Company is selling shares at $1.00 per share."

Exhibit 5.0

3. We note that the exhibit index indicates that counsel's consent is part of exhibit 5.0, however, the legal opinion does not contain this consent. Please revise both registration statements.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Peggy Kim, Senior Attorney, at (202) 551-3411 or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lee W. Cassidy, Esq.
       Cassidy & Associates
       Facsimile: (202) 745-1920